Item 1. N/A

Item 2.        Disposition of Assets

On January 22, 2003, Ricketts Enterprises International Inc, a subsidiary of REII Incorporated (the "Company") disposed of One (1) residential building held for investment purposes.

        The total selling price of the one residential building is follows:

        222 Willoughby Dr. Naples FL 34110            $225.000.00

                                                       ----------
        Gross Sales prices                            $225,000.00


       Cost of Sales Action                           $  3,567.51.
                                                       ----------
       Net Income from Sale                           $221,432.49

       The Historical value of this property as carried on the company's books was $ 156,000.00 thereby showing a net profit on this transaction of $65,432.49
 The income from this sale will be added to company's working capital.